SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

     INFORMATION  TO  BE  INCLUDED  IN  STATEMENTS  FILED  PURSUANT  TO 13D-1(A)
                AND  AMENDMENTS  THERETO  FILED  PURSUANT  TO  13D-2(A)
                               (AMENDMENT  NO.  1) 1



                       Advanced  Lighting  Technologies,  Inc.
--------------------------------------------------------------------------------
                               (Name  of  Issuer)

                   Common  Stock,  par  value  $.001  per  share
--------------------------------------------------------------------------------
                     (Title  of  Class  of  Securities)

                                 00753C  10  2
                               -----------------
                                (CUSIP  Number)
                                Alan  J.  Ruud
                           9201  Washington  Avenue
                          Racine,  Wisconsin  53406
                               (414)  886-1900
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March  15,  2000
                         ----------------------------
            (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                            (Page  1  of  11  Pages)

____________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  00753C  10  2     13D     Page  2  of  11  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Alan  J.  Ruud

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   3,647,134
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                2,149,991
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        3,647,134

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        17.9%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  3  of  11  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Donald Wandler (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                571,429
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        571,429

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        2.8%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  4  of  11  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Theodore O. Sokoly (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                142,857
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,857

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        0.7%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  5  of  11  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Christopher A. Ruud (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                428,571
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        428,571

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        2.1%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  6  of  11  Pages
-------------------------             -------     ---
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Cynthia A. Johnson (as a member of the Voting Trust group)

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [x]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       00 - See Item 3

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                354,286
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        354,286

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        1.7%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  No.  00753C  10  2     13D     Page  7  of  11  Pages
-------------------------             -------     ---
ITEM  2.  IDENTITY  AND  BACKGROUND
          -------------------------

          Item  2  is  amended  by  adding  the  following  information:

          This Amendment No. 1 to Schedule 13D is filed on behalf of certain individuals identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals becoming signatories to the Voting Trust Agreement, dated as of January 2, 1998, among the Reporting Persons.

          Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

          On October 1, 1999, the Reporting Persons entered into an Amended and Restated Voting Trust Agreement. All references in the Schedule 13D to the "Voting Trust" shall be to the Amended and Restated Voting Trust Agreement, dated as of October 1, 1999.

          The Amended and Restated Voting Trust Agreement authorizes Alan J. Ruud, as the Voting Trustee, to execute and deliver an irrevocable proxy with respect to the shares subject to the Voting Trust to General Electric Company or its designee ("GE"). See Item 6 below.

          In June 1999, Alan J. Ruud was appointed to the additional positions of President and Chief Operating Officer of the Company.

CUSIP  No.  00753C  10  2     13D     Page  8  of  11  Pages
-------------------------             -------     ---
ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

          Item  5  is  amended  by  adding  the  following  information:

          Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Exchange Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,497,143 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Voting Trust, representing approximately 7.3% of the outstanding Common Stock as of January 20, 2000. Mr. Alan J. Ruud also owns 2,149,991 shares of Common Stock not subject to the Voting Trust.

          Each person named in response to Item 2 hereof has, as of March 15, 2000 sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

          Alan J. Ruud. Mr. Ruud has the sole power to vote 3,647,134 shares of Common Stock and the sole power to dispose of 2,149,991 shares of Common Stock, which constitutes approximately 17.9% of the outstanding Common Stock in the aggregate.

          Donald Wandler. Mr. Wandler has the sole power to dispose of 571,429 shares of Common Stock, which constitutes approximately 2.8% of the outstanding Common Stock.

          Theodore O. Sokoly. Mr. Sokoly has the sole power to dispose of 142,857 shares of Common Stock, which constitutes approximately 0.7% of the outstanding Common Stock.

          Christopher A. Ruud. Mr. Ruud has the sole power to dispose of 428,571 shares of Common Stock, which constitutes approximately 2.1% of the outstanding Common Stock.

          Cynthia A. Johnson. Ms. Johnson has the sole power to dispose of 354,286 shares of Common Stock, which constitutes approximately 1.7% of the outstanding Common Stock.

CUSIP  No.  00753C  10  2     13D     Page  9  of  11  Pages
-------------------------             -------     ---
ITEM  6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
          ------------------------------------------------------------------
          RESPECT  TO  SECURITIES  OF  THE  ISSUER
          ----------------------------------------

          Item  6  is  amended  by  adding  the  following  information:

          Alan J. Ruud has entered into a Contingent Warrant Agreement, dated as of September 30, 1999, and an Option Agreement, dated as of September 30, 1999, which give GE the right, upon the occurrence of certain events, to vote the shares of Common Stock held by Mr. Ruud, to vote the shares of Common Stock held in the Voting Trust and to purchase certain of the shares of Common Stock held by Mr. Ruud.

          If the Company fails to maintain a 2.0 to 1 ratio of EBITDA (as defined in the Contingent Warrant Agreement) to Interest Expense (as defined in the Contingent Warrant Agreement) twice over certain measurement periods, then, subject to certain conditions, GE would have the option, at the then current market price, to purchase from Alan J. Ruud and Wayne R. Hellman the number of shares of Common Stock which, together with the shares owned by GE, would represent 25% of the voting power of the Company. GE's options are exercisable until the later of (i) one-year from the date of receipt of a certificate evidencing the Company's failure to maintain the required ratio, and (ii) the close of business of the 30th day following receipt of all governmental and regulatory approvals necessary in connection with GE's exercise of the options. GE may not exercise its options for less than all of the option shares and only for an equal number of shares from Mr. Ruud and Mr. Hellman.

          If the Company fails to maintain a 2.0 to 1 ratio of EBITDA to Interest Expense three times over certain measurement periods, then, subject to certain conditions, GE would receive the right to vote the shares of Common Stock then owned by Alan J. Ruud, and the shares of Common Stock as to which Mr. Ruud then has voting power pursuant to the Voting Trust. Mr. Ruud has granted an irrevocable proxy to GE pursuant to this agreement.

          Mr. Ruud has also granted to GE a first refusal right on any future sale of his shares of Common Stock.

          The foregoing discussion is qualified in its entirety by reference to the complete text of the agreements entered into by Mr. Ruud with GE, which have been filed as exhibits to this Schedule 13D.

CUSIP  No.  00753C  10  2     13D     Page 10  of  11  Pages
-------------------------             -------     ---
ITEM  7.  MATERIALS  TO  BE  FILED  AS  EXHIBITS
          --------------------------------------

(Exhibit 1)     Amended and Restated Voting Trust Agreement, dated as of October
                1,  1999.

(Exhibit  2)    Contingent  Warrant  Agreement, dated as of September 30, 1999.

(Exhibit  3)    Form  of  Irrevocable  Proxy.

(Exhibit  4)    Option  Agreement,  dated  as  of  September  30,  1999.

(Exhibit  5)    Right  of  First  Refusal  and  Co-Sale  Agreement, dated as of
                September  30,  1999.

CUSIP  No.  00753C  10  2     13D     Page 11  of  11  Pages
-------------------------             -------     ---
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March  15,  2000

                                                /s/  Alan  J.  Ruud
                                                -------------------
                                                Alan  J.  Ruud

                                                /s/  Donald  Wandler
                                                --------------------
                                                Donald  Wandler

                                                /s/  Theodore  O.  Sokoly
                                                -------------------------
                                                Theodore  O.  Sokoly

                                                /s/  Christopher  A.  Ruud
                                                --------------------------
                                                Christopher  A.  Ruud

                                                /s/  Cynthia  A.  Johnson
                                                -------------------------
                                                Cynthia  A.  Johnson